UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Registrant’s Name)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On January 28, 2021, EZGO Technologies Ltd. (the “Company”) consummated its initial public offering (“IPO”) of 2,800,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”) at a price of $4.00 per share, generating gross proceeds to the Company of $11,200,000. The Company’s Registration Statement on Form F-1 (File No. 333-249687) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2020 (as amended, the “Registration Statement”) was declared effective by the Commission on December 31, 2020.

In connection with the IPO, the Company entered into the following agreements:

●	An Underwriting Agreement, dated January 25, 2021, by and between the Company and Viewtrade Securities, Inc., as representatives of the several underwriters, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

●	Representative’s Warrant to purchase 322,000 Ordinary Shares, dated January 28, 2021, to Viewtrade Securities, Inc., a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

●	Indemnification Escrow Agreement, dated January 28, 2021, by and among the Company, Viewtrade Securities, Inc. and Pearlman Law Group LLP, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Other Events.

In connection with the IPO, the Company adopted a code of ethics, an audit committee charter, a compensation committee charter and a nominating and corporate governance committee charter, a copy of which is attached as Exhibit 14.1, 99.1, 99.2 and 99.3 hereto, respectively, and incorporated herein by reference.

On January 25, 2021, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.4 to this Current Report on Form 6-K.

On January 29, 2021, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.5 to this Current Report on Form 6-K.

On January 29, 2021, Viewtrade Securities, Inc., as representative of several underwriters, exercised an over-allotment option (the “Option”) in part to purchase 238,500 Ordinary Shares from the Company in connection with the IPO at a price of $4.00 per Ordinary Share for gross proceeds of $954,000 under the Option.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated January 25, 2021, by and between the Company and Viewtrade Securities, Inc.
4.1	Representative’s Warrants.
10.1	Indemnification Escrow Agreement, dated January 25, 2021, by and among the Company, Viewtrade Securities, Inc. and Pearlman Law Group LLP.
14.1	Code of Ethics.
99.1	Audit Committee Charter.
99.2	Compensation Committee Charter.
99.3	Nominating and Corporate Governance Committee Charter.
99.4	Press Release, dated January 25, 2021.
99.5	Press Release, dated January 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: February 1, 2021

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